UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                   SCHEDULE 14A

    Proxy Statement Pursuant to Section 14(a) of the Securities
          Exchange Act of 1934 (Amendment No.     )

Filed by a Party other than the Registrant [X]

[X]  Revised Definitive Proxy Statement (Revision No. 2)


Name of Registrant as Specified in its Charter:

                            HI-LO AUTOMOTIVE, INC.

Name of Person Filing Proxy Statement:

     HWANG FAMILY LTD PARTNERSHIP, BY KWANG-CHOU HWANG

                PROXY STATEMENT SUBMITTED BY
                HWANG FAMILY LTD. PARTNERSHIP
                2432 KEYHOLE, IRVING, TX 75062
                      Tel:(972) 570-7718

     This proxy statement and the accompanying proxy card, which is pink, are furnished to the shareholders of Hi-Lo Automotive, Inc., a Delaware corporation, in connection with the solicitation by Hwang Family Ltd. Partnership, for use at the upcoming 1997 Annual Meeting of Stockholders of the company to be held on Tuesday, May 20, 1997, at 9:a.m., Houston time, at the Sheraton Astrodome Hotel, 8686 Kirby Drive, Houston, Texas, and at any adjournment thereof. Definitive copies of this material are intended to be released to stockholders around April 28, 1997.

     On March 25, 1997, the record date set by the company for stockholders entitled to vote in this election, there are 10,775,109 shares of common stock outstanding. Each share is entitled to one vote, no cumulative voting being allowed. Principal holders of these shares include the participants in this solicitation, 13.3 % , Franklin Resources Mutual fund, 9.9 %, and Dimensional Fund, 6.5% of outstanding shares, based on year-end filings of these funds. A more detailed information regarding the principal holders of Hi-Lo securities is presented in the proxy statement the company has provided you.

     The execution and return of the enclosed proxy will not affect a stockholder's right to attend the meeting and vote in person. A stockholder may revoke his or her proxy by appearing at the meeting in person, or send a letter of revocation to this solicitor at any time before it is exercised. Also a later dated, executed proxy card will revoke any prior dated proxy.

     The solicitation is made by dissident shareholder, Hwang
Family Ltd. Partnership, that is contesting the nomination and election of three directors by the board of Hi-Lo Automotive. The other participants are :

      Kwang- chou Hwang,  Ming-Ing H. Hwang,  Larry D. Smith,
Fred J. Hwang,  and Michael A. Ward.

     Solicitation of proxies will be made by the participants without compensation, using mails, telephone, faxes, letters, and so forth. No other organization will be hired to assist in this effort. Brokerage firms will be requested to forward proxy materials to the beneficial owners thereof, and will be reimbursed by the partnership. Total cost is estimated at $15,000, which will be borne by the partnership. Reimbursement from the company will not be sought.



Disclosure Regarding Participants

        Hwang Family Ltd. Partnership, partners, Kwang-chou Hwang, and Ming-Ing H. Hwang have not been convicted in a criminal proceeding during the past ten years. The two partners are both retirees, and reside at 2432 Keyhole Dr., Irving, Texas 75062. The partnership, together with the partners, beneficially own 1050,950 shares of Hi-Lo common stock (par value $0.01), and directly own 1000 shares of the same. Time and shares purchased in the past two years were: May 1995, 5000 shares; May 1996, 20,000 shares; July 1996, 178,600 shares; August 1996, 451,000 shares; September 1996, 50,000 shares; October 1996, 136,350 shares; November 1996, 50,000 shares; December 1996, 68,600 shares; and January 1997, 92,400 shares. These shares were bought in the open market with cash. They are not, and were not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

     Larry D. Smith, age 59, is a retired M.D. and resides at 8207 Mason Rd., Manvel, Texas 77578. Dr. Smith is a beneficial owner of 331,600 shares of Hi-Lo Automotive Inc. common stock (par value $0.01), and a direct owner of none of the same. He purchased all these shares in December, 1996 without any outside financing. During the past ten years, he has not been convicted in a criminal proceeding. He has not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

      Fred J. Hwang is an anesthesiologist and is a partner of North Hills Anesthesiology Associates, 8017 Glenview, Hurst, Texas. During the past ten years, he has not been convicted in a criminal proceeding. He owns 48,800 shares of Hi-Lo Automotive common stock (par value $0.01) beneficially and none directly.
He bought 1000 shares on June 7, 1995, 18,800 shares in August 1996, 12,000 shares in September 1996, 8000 shares in November 1996, 3000 shares on December 11, 1996, and 6000 shares on March 17, 1997. No borrowed funds were used in these purchases. He is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, other than the agreement as disclosed below regarding this election.

     Michael A. Ward is a partner of Coastal Securities, 1160 Dairy Ashford, Fifth Floor, Houston, Texas 77079. During the past ten years, Mr. Ward has not been convicted in a criminal proceeding. He is a beneficial owner of 4000 shares of Hi-Lo common stock (par value $0.01) , and direct owner of 1000 share of the same. He purchased 1000 shares on February 4, and 4000 shares on February 6, 1996. No indebtedness was involved in purchasing of these shares. He is not, and was not within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Hi-Lo Automotive, except the agreement disclosed below regarding this election.

     Participants as a group hold 1,437,350 shares of Hi-Lo common stock, representing 13.3 % of total number of shares qualified to vote in this election. The participants have agreed to vote all their shares for election of the three nominees supported by this solicitor.

     No participant has any arrangement or understanding with respect to future employment with the company, except as director of the company, if elected.


Purpose and Intention

      The partnership attempts, with your support, to elect three investor friendly directors, who have been nominated by the participants of this solicitation, for this upcoming election. Unless otherwise marked, your proxies, if properly executed and returned, will be voted for electing these three candidates for directors. If proxies from a majority of shareholders are received, and all three directors of our choice are elected, the new board will consist of three directors from our side and three from the current board. Exactly which nominees will be chosen from the board nominated candidates are unknown at the present time, and no legal opinion has been obtained regarding this matter. Because shareholders are allowed to vote on only one proxy card, they cannot vote for any of the company nominees, if they vote for us in this election. Please give this matter a careful thought. In addition, stockholders should also refer to the section 'Termination of Employment and Change in Control Arrangement' in the company proxy statement, regarding the potential material liability to the company, if our nominees are elected. There is also no assuarnce that any board nominees will serve with us if we are elected.

     If we succeed in this election, we will have a leverage to force the board to consider the following plan we propose to benefit the shareholders: (a). A committee will be formed to look for a buyer of the company. (b). Concurrently, various measures will be taken to improve Hi/Lo's operations. These include, but not limited to, improving our inadequate computer system with more competent computer personnel, improving our warehouse and inventory control operations, matching competitors' prices across the board, decentralizing the current management structure, eliminating commercial sales managers in many of company stores, and trying to sell unprofitable stores to store managers or any other interested parties. These measures will be influenced and modified by surveys of opinions and suggestions that we will seek from all key employees of the company down to store managers. There is no assurance that any of our proposals will be implemented, if we are elected.

Nominees Supported by Solicitor

     All three nominees for directorship who are supported by the partnership have a common commitment and understanding that, if elected, they will work vigorously toward enhancing shareholder value. They are all firm believers in the doctrine that the board should be controlled by shareholders. These nominees are:

MICHAEL A. WARD---Age 44, B.S., Business Administration, Univ. of
Kansas, 1979.   Has worked in the financial fields for 18 years,
of which 12 years has been in bankruptcy/turnaround markets. Has been a partner at Coastal Securities, Houston, Texas for 6 years. Currently holds 5000 shares of Hi/Lo common stock.

KWANG-CHOU HWANG----Age 64, Ph.D Chem Eng., California Institute of Technology, 1965. Senior Engineering Specialist, Space and Aircraft systems, Garrett Corp., Los Angeles, 1966 to 1979. Managed real estate and securities investments for family members, 1979 to 1997. Stockholder of Hi/Lo, 1995 to 1997, currently a beneficial owner of 9.8 % of outstanding shares. He is managing partner of Hwang Family Ltd. Partnership, Irving, TX. Committed to fight to improve shareholder value if elected.

FRED J. HWANG----Age 32, B.S. Biochem, University of Dallas, 1986, M.D. University of Texas Health Sciences, Houston, 1990. Completed Anesthesiology residency, St. Louis University Hospitals, 1994. Currently a partner at North Hills Anesthesiology Associates, Hurst, TX.. Throughout his young life, he has been a hot rod enthusiast. Motorcycles, fast cars, you name it. He is very much interested in anything mechanical, which includes auto parts. Being son of Kwang-chou Hwang, and also a beneficial owner of 48,800 shares of Hi/Lo, he vows to work for maximizing shareholder value.

     None of the nominees listed above has ever had any business, financial or contractual relationship with the company in the past.

     The compensation and benefits these nominees will receive, if elected, will be the same as those received by the present board members. Please look in the proxy statement sent to you by the company for details.


Voting Procedures

     The company by-laws requires that the presence at the meeting in person or by proxy of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum. To be elected, a nominee must win a majority of the votes cast, with abstention votes treated equally with rejection votes.


     The three nominees will not appear on the proxy card mailed to you by the company, but do not let that bother you. The company has assured this solicitor, in writing, that these candidates can be nominated and accepted by us. We will all be there to participate in the nomination and acceptance. We will vote your proxies for these candidates at the meeting, or any adjournment thereof. All you have to do, if you agree with what this solicitor intends to do, is discard the proxy card mailed out to you by the company, execute and return the proxy card enclosed in this solicitation. Be sure to select Box 1 on the proxy card.

     Shareholders are allowed to vote on only one proxy card-- either the one provided here or the one furnished by the company. However, if they decide to switch their support at a later date, they can still switch to vote on the alternate proxy card which will revoke the earlier dated proxy in support of the other group.

Stockholder Proposal and Director Nomination

    Rules and deadlines regarding submittal of stockholder proposal and nomination of directors for the 1998 stockholders' meeting are presented in the proxy statement furnished to you by the company, and will not be repeated here.



    /s/ Kwang-chou Hwang

  Kwang-chou Hwang
  Managing Partner, Hwang Family Ltd. Partnership
  Irving, TX 75062

  Tel: (972) 570-7718



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                        APPENDIX

                          PROXY

                   HI-LO AUTOMOTIVE, INC.
      Annual Stockholders' Meeting to be held on May 20, 1997
       THIS PROXY IS SOLICITED ON BEHALF OF HWANG FAMILY LTD.
                         PARTNERSHIP

ELECTION OF DIRECTORS:

Nominees: Michael A. Ward, Kwang-chou Hwang, Fred J. Hwang

Please mark 'X' in the box you choose.

[ ] 1.: CONFER AUTHORITY TO KWANG-CHOU HWANG TO VOTE FOR ALL
        THREE  NOMINEES LISTED ABOVE

[ ] 2.: REJECT ALL THREE NOMINEES

[ ] 3.: REJECT NOMINEE(S) NAMED BELOW:__________________________



     The undersigned hereby appoints Kwang-chou Hwang of Irving, TX, attorney and proxy, to vote as proxy all the shares of Hi-Lo common stock held in the name of the undersigned at the annual meeting of Hi-Lo Automotive to be held on May 20, 1997, at the Sheraton Astrodome Hotel, 8686 Kirby Dr., Houston, TX, and at any adjournment thereof, in accordance with the instructions given above.

       Dated:_____________, 1997

       Signature(s):____________________________________________


Instructions: Make sure the total number of shares you hold is shown, and sign exactly as name appears on this proxy. Please return the executed proxy promptly in the envelope provided.